UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Juniper Networks, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34501	77-0422528
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1133 Innovation Way, Sunnyvale, California	94089
(Address of principal executive offices)	(Zip Code)

Mitchell Gaynor (408) 745-2000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

With respect to the reporting period from January 1, 2014 to December 31, 2014, Juniper Networks, Inc. (the “Company”) has determined that (i) tin, tantalum, tungsten, and gold, which are “conflict minerals” as defined in Section 1, Item 1.01(d)(3) of Form SD, are necessary to the functionality or production of products that the Company has manufactured or contracted to manufacture, and (ii) based upon a reasonable country of origin inquiry, the Company has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (as defined in Section 1, Item 1.01(d)(1) of Form SD) and has reason to believe that those necessary conflict minerals may not be from recycled or scrap sources.

Conflict Minerals Disclosure

In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and this Specialized Disclosure Report on Form SD (this “Form”), the Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01. A copy of this Form and the Conflict Minerals Report are publicly available at http://investor.juniper.net/investor-relations/sec-filings/default.aspx.

Item 1.02	Exhibit

In accordance with Rule 13p-1, and this Form, the Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit No.	Description

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Juniper Networks, Inc.

By:	/s/ Mitchell L. Gaynor	Date: May 29, 2015
Name:	Mitchell L. Gaynor
Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.